SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 26 May, 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Wednesday 26 May 2010

BT Group plc

Annual Financial Report

Annual Report & Form 20-F 2010
Summary financial statement & notice of meeting 2010

Following release on 13 May 2010 of its final results for the fourth quarter and year to 31 March 2010 (the Results Announcement), BT announces that the above documents have been published today and are available on our website at
www.bt.com/annualreport

Copies of these documents, together with the proxy forms for the BT Annual General Meeting (AGM), have been submitted to the UKLA, and will be available shortly for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

In accordance with the FSA's Disclosure and Transparency Rules, additional information, including certain information in the BT Annual Financial Report for 2010 (the Annual Report) is set out in this announcement.

Additional Information

The Results Announcement includes a set of condensed consolidated financial statements, an indication of the important events that have occurred in the reporting period, and a description of the group's principal risks and uncertainties.

The following information is extracted from the Annual Report (page references are to pages in the Annual Report):

1.
Note 26. Related party transactions

"Key management personnel comprise executive and non-executive directors and members of the
Operating Committee
. Key management personnel compensation is shown in the table below:

Year ended 31 March	2010	2009[a]	2008[a]
	£m	£m	£m
Salaries and short-term benefits	10.3	8.4	8.3
Termination benefits	0.1	2.4	-
Post employment benefits	1.8	2.3	1.0
Share-based payments	2.6	3.6	5.0
	14.8	16.7	14.3

a

Restated to include the Chairman and non-executive directors
.

More detailed information concerning directors' remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors' Remuneration (pages 73 to 77), which forms part of the consolidated financial statements.

Amounts paid to the group's retirement benefit plans are set out in note 29.  There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.

During 2010, the group purchased services in the normal course of business and on an arm's length basis from its principal associate, Tech Mahindra Limited. The net value of services purchased was £301m (2009: £296m, 2008: £305m) and the amount outstanding and payable for services at 31 March 2010 was £65m (2009: £89m, 2008: £125m). In addition in 2010 a cash payment of £127m was made to Tech Mahindra Limited for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels within BT Global Services.  In 2008, a cash payment of £55m was received from Tech Mahindra Limited, which was recognised as income in 2008 (£28m) and 2009 (£27m)."

2.
Statement of Directors' responsibilities

"Each of the directors, whose names and functions are listed on pages 58 to 59 confirm that, to the best of their knowledge:

·
the consolidated financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

·
the Report of the directors on pages 57 to 82 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces."

The report of the auditors on the statutory accounts for the year ended 31 March 2010 has been delivered and is unqualified.

ENDS
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date   26 May, 2010